

CARL ZEISS MEDITEC



Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-115
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: Pko/Mtr
Date: 2010-09-02

SUPPL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they was released to our shareholders:

Type of document	Date of release
Press Release	2010-09-02

Best regards,

Carl Zeiss Meditec AG
i. V.

Patrick Kofler
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations


ZEISS

CARL ZEISS MEDITEC

2 September 2010

Carl Zeiss Meditec Is Shaping the Future of Ophthalmology: Creating What's to Come.

The company's new booth and innovative products for ophthalmology will be introduced at the 2010 ESCRS in Paris.

JENA – September 2, 2010.
Carl Zeiss Meditec is once again presenting its expanded offer of solutions for cataract, refractive and retina applications. Under the theme – Creating what's to come – the company is demonstrating how it would like to shape the future of ophthalmology with its products and solutions.

The following will be on display at the 2010 ESCRS:

- **ZEISS MICS Plattform** – With the launch of the BLUEMIXS™ 180 injector for preloaded MICS IOLs, and the largest range of MICS IOLs on the market, OVDs and phaco technology, Carl Zeiss Meditec provides doctors with a total integrated product platform for micro-incision surgery.

- **The future of the ZEISS toric solution** – building on the existing ZEISS solution for the implantation of toric IOLs, the company is exhibiting the next generation with which toric intraocular lenses (IOLs) can be implanted and aligned as easily as standard IOLs.

- **FORUM ready** – All ophthalmic diagnostic instruments from Carl Zeiss shown at the ESCRS can be combined into one system with FORUM. The necessary DICOM interface is available as part of the "FORUM ready" offering. It allows doctors to optimize their workflows and data management and enables better data networking in the practice and the OR.

Press Release



CARL ZEISS MEDITEC

- **VISULAS Trion *VITE*** – The world's only three-color laser that can apply multi-spot cascades and thus enable considerably gentler treatment of patients with retinal diseases.

"'Creating what's to come' stands for our ambition to move forward with innovations, create something new and shape the future of ophthalmology and therefore medical progress. I am proud that we are able to once again exhibit many new innovations and our extensive product portfolio at the ESCRS," states Dr. Ludwin Monz, President and CEO of Carl Zeiss Meditec AG.

Carl Zeiss Meditec supplies its customers with a unique **ZEISS MICS platform** that meets all the needs of micro-incision surgery.

The components of the ZEISS MICS platform at a glance:

- **ZEISS MICS IOL portfolio** – Carl Zeiss Meditec offers the largest range of MICS IOLs on the market – the right IOL for any eye.

- **VISALIS: phaco technology from Carl Zeiss** – with the VISALIS phaco technology as a component of the ZEISS MICS platform, Carl Zeiss provides optimized phaco handpieces and MICS-suitable fluidics to enable the smallest possible incision and good vacuum control.

- **ZEISS OVDs** – more than 25 years of experience in the development and manufacture of unique OVDs coupled with outstanding quality standards. Carl Zeiss offers a wide range of innovative OVDs – the right product for any operation.

Press Release



CARL ZEISS MEDITEC

- **BLUEMIXS™ 180 –** introduced for the first time at the ESCRS, BLUEMIXS 180 is the first injector on the market for the largest range of preloaded MICS IOLs from Carl Zeiss. Doctors benefit from the improved safety and user-friendliness of the injector specially developed for MICS operations. With an incision of just 1.8 mm, they are able to obtain the best results. BLUEMIXS 180 guarantees the correct placement of the IOL and covers the entire diopter range of ZEISS MICS IOLs.

Building on the existing ZEISS solution for the implantation of toric IOLs, the company is exhibiting **the future of the ZEISS toric solution:** the optimization and simplification of the workflow for the implantation of toric IOLs will be demonstrated through the enhanced interaction of existing ZEISS products. For example, at the push of a button it will be possible to calculate toric IOLs without having to reenter the measured values and overlay the target axis in the microscope.

Carl Zeiss has also prepared a special ESCRS offer for its **FORUM ready** customers: ophthalmic diagnosis instruments will be delivered with a DICOM interface. This will enable them to combine instruments into one system that optimizes workflows and data management in the practice and the OR.

The new **VISULAS Trion *VITE*** laser optimally supplements the product line for retina treatment. The world's only multi-wavelength laser that can apply multi-spot cascades, it enables improved results, shorter treatment times and increased treatment comfort.

Visitors to the ESCRS can learn more about the entire offering of products and solutions from Carl Zeiss Meditec at **Booth 215 in Hall Maillot.** Congress participants can also register for the ZEISS events during the ESCRS at www.meditec.zeiss.com/escrs.

Press Release


ZEISS

CARL ZEISS MEDITEC

Contacts

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-oriented solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. In the field of microsurgery the Company provides innovative visualization solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiotherapy.

The Company's around 2,100 employees generated revenue of about EUR 600 million in fiscal year 2007/08 (ended Sept. 30). The headquarters of Carl Zeiss Meditec are located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

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CARL ZEISS MEDITEC

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (ended Sept. 30) the company generated revenues of about EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, including more than 8,000 in Germany.

For further information please visit our website at:
www.meditec.zeiss.com

Press Release